As filed with the Securities and Exchange Commission on June 5, 2002
                                              SEC Registration No. 000-_____


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
            ISSUERS UNDER SECTION 12(b) or (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                    DRACO HOLDING CORPORATION
           --------------------------------------------
          (Name of Small Business Issuer in its Charter)

                Nevada                      87-0638750
       ----------------------       ----------------------------
       (State or Jurisdiction       (IRS Employer Identification
          of Incorporation)                    Number)

                  511 East St. George Boulevard
                      St. George, Utah 84770
                         (801) 209-0545
   ------------------------------------------------------------
  (Address, Including Zip Code, and Telephone Number, Including
     Area Code, of Registrant's Principal Executive Offices)

   Securities to be registered under Section 12(b) of the Act:

                 None                         None
        -------------------         ------------------------------
        Title of each Class         Name of each exchange on which
        to be so registered         each class is to be registered


  Securities to be registered under Section 12 (g) of the  Act:

                  Common Stock, $0.001 par value
                  ------------------------------
                         (Title of Class)

                            Copies to:
                    Robert N. Wilkinson, Esq.
                60 East South Temple, Suite 1680B
                   Salt Lake City, Utah  84111
                          (801) 533-9645
                        Fax (801) 220-0625

______________________________________________________________________________


<PAGE

______________________________________________________________________________

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

                              PART I
______________________________________________________________________________

Item 1.  Description of Business.
         -----------------------

Business Development.
--------------------

     Draco Corp., a Utah corporation ("Draco-Utah") was organized December 17, 1985 in the State of Utah. Its initial business purpose was to acquire an appropriate business opportunity. Draco-Utah conducted an initial public offering of its common stock in 1987. Draco-Utah then began to search for an appropriate business opportunity.

     On August 17, 1999, each of the former directors and executive officers of Draco-Utah resigned and appointed Lane Clissold, Steven Moulton, and Diane Nelson to serve as directors in their stead. The new board of directors then elected Mr. Clissold to serve as Draco-Utah's President, Ms. Nelson as its Vice President, and Mr. Moulton as its Secretary/Treasurer.

     On the same date, Draco-Utah's new board of directors unanimously voted to authorize Steven Moulton to negotiate with a business associate for the formation of a wholly-owned subsidiary to operate an equipment rental business and report back to the board of directors.

     On August 18, 1999, Draco-Utah's board of directors unanimously voted to issue 5,000,000 "unregistered" and "restricted" pre-split shares of Draco-Utah's common stock each to Steven Moulton and Lane Clissold in consideration of services rendered to Draco-Utah and each recipient's payment to Draco-Utah of $25,000.

     On September 10, 1999, at the annual meeting of Draco-Utah's stockholders, the holders of 11,009,375 shares (then representing approximately 54%) of Draco-Utah's issued and outstanding common stock voted to: (i) elect Steven Moulton, Lane Clissold, and Diane Nelson to Draco-Utah's board of directors, with each to serve until the next annual meeting of stockholders or his or her prior death, resignation or termination and the qualification of his or her successor; (ii) effect a reverse split of Draco-Utah's issued and outstanding common stock in the ratio of one (1) share for ten (10), while retaining the authorized shares at 500,000,000 shares and retaining the par value at one mill ($0.001) per share, with appropriate adjustments in the stated capital and additional paid in capital accounts of Draco-Utah; and (iii) change Draco-Utah's domicile from the State of Utah to the State of Nevada by merging Draco-Utah into its then wholly-owned subsidiary, Draco Holding Corporation, a Nevada corporation that had been formed for the sole purpose of changing Draco-Utah's domicile from the State of Utah to the State of Nevada. Draco Holding Corporation is sometimes referred to herein as the "Company" or as "Draco".

     On September 13, 1999, the boards of directors of Draco and of Draco-Utah voted to approve Draco-Utah's merger into Draco, and Articles of Merger effecting the merger were filed with the Nevada Secretary of State and the Utah Division of Corporations on September 14, 1999, and September 16, 1999, respectively.

     After the merger, Draco Holding Corporation became the surviving corporation, assuming all the assets and obligations of Draco-Utah. Draco is the surviving entity for legal purposes, and the historical financial information of Draco-Utah became Draco Holding Corporation's financial statements for accounting purposes.

     Draco-Utah filed Articles of Amendment effectuating its reverse split with the Utah Division of Corporations on September 14, 1999. Any references to share amounts below in this report refer to share amounts after implementing Draco-Utah's reverse stock split which occurred in September 1999.

     On March 3, 2000 Draco's board of directors unanimously approved the formation of Jump'n Jax, Inc., a Utah corporation ("Jump'n Jax"), as a wholly-owned subsidiary of Draco. Jump'n Jax operates Draco's business of leasing inflatable balloon bounce houses for parties and outdoor activities in Southern Utah. Since September 21, 2001, the directors of Jump'n Jax have been Todd Wheeler and Steven D. Moulton, and the officers have been:
President-Todd Wheeler; and Secretary and Treasurer-Steven D. Moulton.

Principal Products or Services and their Markets.
-------------------------------------------------

     The principal service we offer is a form of childhood entertainment. We currently own and operate six 15' x 15' bounce houses. Some are based on the Castle Disney, Winnie the Pooh, Sports Superheroes and boxing themes. The primary market for these services is young people. Within Washington County, in Southern Utah, over 36% of the 80,000 person population is under age 18.
It is expected that the majority of these children will have birthday parties, and we hope to continue to draw our greatest customer base from this.
However, we also participate in fairs, carnivals and other events where children are present.

Distribution Methods of the Products or Services.
------------------------------------------------

     Our employee or an independent contractor will deliver the bounce houses to the location of the party, and inflate the bounce houses. After the party ends, our employee or an independent contractor will return the bounce houses to their storage area, or deliver them to another party location.

     Currently, we run three yellow page adds in Southern Utah, and occasionally advertise in local newspapers. However, word of mouth recommendations have been our biggest source of customers.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.

Competition.
-----------

     The city of St. George now has three bounce house services that we compete with. Hoo-ray Bouncers and A to Z Kids offer the same type of service for about $80 for 3 hours. A third company, Hatch Party Rental, started operating in St. George during 2001. It usually charges approximately $100 for 3 hours. It has fairly new equipment. The bounce house units of Hoo-ray Bouncers and A to Z Kids are about eight years old and in need of some repair or replacement, while our six units are all under three years old and safer and cleaner. Our rates are approximately $15 cheaper than Hoo-ray Bouncers and A to Z Kids on the week days. A to Z has an advantage in that one of their bounce houses is larger and can accommodate larger events. However, A to Z is now located in Kanab, Utah, which is almost 80 miles away from St. George.

Sources and Availability of Raw Materials.
-----------------------------------------

     The bounce houses are readily available through All American Inflatables of Sacramento, California, Cutting Edge Creations, Inc., of Burnsville, Minnesota, and HEC Services Inc., of Orlando, Florida.

No Dependence on One or a Few Major Customers.
---------------------------------------------

     We are not dependent on one or a few major customers. Less than 10% of our revenues came from any one source during each of our last two fiscal years.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
-----------------------------------------------------------------------------
Labor Contracts.
---------------

     We have no patents, licenses, franchises, concessions, royalty agreements or labor contracts. Our childrens' entertainment business is operated under the Jump'n Jax name. We have not registered the Jump'n Jax name as a trademark, and we do not have any immediate plans to do so.

Governmental Approval of Principal Products or Services.
-------------------------------------------------------

     No special governmental approval is required to operate our business other than having a valid business license which generally applies to all businesses.

Effects of Existing or Probable Governmental Regulations.
--------------------------------------------------------

     Other than maintaining the good standing of our parent and subsidiary corporations, complying with applicable local business licensing requirements, preparing our periodic reports under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and complying with other applicable securities laws, rules and regulations as set forth above, we do not believe that existing or probable governmental regulations will have a material effect on our operations.

Research and Development Expenses.
---------------------------------

     We have not incurred any research and development expenses in the past, and we do not expect to incur any in the foreseeable future.

Cost and Effect of Compliance with Environmental Laws.
------------------------------------------------------

     There are no environmental laws that materially impact our business.

Number of Employees.
-------------------

     We presently have one employee and one independent contractor. The employee is an officer and director of our Jump'n Jax subsidiary. These persons work on a part-time basis.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
         ----------------------------------------------------------

Plan of Operation.
-----------------

     Our plan of operation for the next 12 months is to continue operating our children's entertainment business with our bounce houses in Southern Utah.

     During the next 12 months, our only foreseeable cash requirements will relate to maintaining Draco in good standing; preparing and filing required periodic reports with the Securities and Exchange Commission, and funding operations for our children's entertainment bounce house business. We believe that cash on hand will be sufficient for approximately the next six months. After that, we may need to fund operations through the possible sale of restricted common stock by Draco and/or through additional loans that may be made by our officers and directors. We do not expect to make any significant purchases or sales of equipment in the next twelve months. We do not expect any significant changes in the number of our employees during the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations.
----------

     Results of Operations. For the three months ended March 31, 2002, Draco reported revenues of $3,245, comprised entirely of income from the Jump'n Jax, Inc. subsidiary business of equipment rental and leasing of inflatable bounce houses for parties and entertainment. This was $1,605 less than the $4,850 of revenues reported for the three months ended March 31, 2001. Draco attributes this decrease in revenues to increased competition and to a divorce that Jump 'n Jax, Inc.'s president was involved in. The divorce has since been concluded.

     Total expenses for the three months ended March 31, 2002, were $10,456 or $539 less than the total expenses of $10,995 incurred during the three month period ended March 31, 2001. Approximately one-third of the expenses incurred during the three month period ended March 31, 2002, were primarily associated with legal and accounting expenses. The remaining expenses were primarily related to expenses of a recurring nature such as salaries, advertising, and general and administrative expenses associated with Draco's business.

     During the three months ended March 31, 2002, Draco experienced a net loss of $8,211, which is $2,232 more than the $5,979 net loss incurred for the three months ended March 31, 2001. Draco attributes this increase in net loss primarily to the reduction of revenues in the three month period ended March 31, 2001.

     Balance Sheet Information
     -------------------------

     Assets

     As of March 31, 2002, Draco reported total assets of $22,043 down $6,766 from the $28,809 reported as of December 31, 2001. Current assets as of March 31, 2002 were $7,421, down $5,715 from the $13,136 reported as of December 31, 2001. The change in total assets and current assets reflects primarily the net loss generated by Draco during the three months ended March 31, 2002. Equipment (net) has decreased from $15,673 at December 31, 2001 to $14,622 at March 31, 2002, which reflects approximately $1,051 in additional accumulated depreciation during the three month period.

     Liabilities

     Draco's liabilities as of March 31, 2002 consist of $40,048 on notes payable to Draco's officers and directors, accrued interest on the related party loans of $3,843, and accounts payable of $1,094. In May 2000, Draco's Secretary/Treasurer loaned Draco $7,500. In 2001, Mr. Moulton loaned additional funds to Draco, and Draco's president also loaned funds to Draco. At December 31, 2001 and at March 31, 2002, the aggregate principal balance of the loans totaled $40,048. The loans accrue interest at 10% per annum, are unsecured, and are due upon demand.

     Total liabilities of Draco increased $1,445 from $43,540 as of December 31, 2001, to $44,985 as of March 31, 2002. The increase in total liabilities reflects an increase in accrued interest on the related party loans of $1,000 and an increase of $400 in accounts payable.

     Liquidity and Capital Resources - March 31, 2002
     ------------------------------------------------

     Draco has not yet established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management's goal is to increase operations and revenues through its wholly-owned subsidiary. Draco believes that its liquid resources are adequate to maintain operations through internally generated cash flows for a period of approximately 6 months. Draco may seek such additional capital either through loans from its officers and directors, or through possible equity or debt financing. No assurance can be given that Draco's resources will be adequate to take advantage of opportunities to expand the business as they arise, or that any such expansion opportunities will materialize.

Item 3.  Description of Property.
         -----------------------

     We use a small amount of space inside Joker Joker, a party supply store located at 511 East St. George Boulevard, St. George, Utah 84770. This space is presently made available to us at no cost because Joker Joker sees it as being beneficial for its business. We do not own the building or have a written lease agreement with the owner. Our use arrangement could be terminated at any time.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
         ---------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
-----------------------------------------------

     The following table sets forth the stock holdings of those persons who are known to Draco to be the beneficial owners of more than five percent of Draco's common stock as of April 29, 2002. Each of these persons has sole investment and sole voting power over the shares indicated.

                                Number                  Percent
Name and Address      of Shares Beneficially Owned      of Class
-----------------     ----------------------------      --------

Steven D. Moulton               *602,500                   29.6%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Lane Clissold                    500,000                   24.6%
135 West 900 South
Salt Lake City, Utah  84101

Fidenas International Bank, LTD  379,000                   18.6%
Bolam House George St.
Nassau Bahamas

Cam Pak International, LTD       195,845                    9.6%
                               ----------               --------

          TOTALS               1,677,345                   82.4%

* 100,000 of the shares described as being beneficially owned by Steven D. Moulton are held of record by Excel Properties LLC, which is a limited liability company controlled by Mr. Moulton.

Security Ownership of Management.
---------------------------------

     The following table sets forth the share holdings of Draco's directors and executive officers as of April 29, 2002. Each of these persons has sole investment and sole voting power over the shares indicated.

                                   Number               Percent
Name and Address        of Shares Beneficially Owned    of Class
-----------------       ----------------------------    --------
Steven D. Moulton               *602,500                   29.6%
4848 S. Highland Dr., #353
Salt Lake City, Utah  84117

Lane Clissold                    500,000                   24.6%
135 West 900 South
Salt Lake City, Utah  84101

Diane Nelson                       -0-                      -0-
4596 Russel St.
Salt Lake City, Utah 84117
                              ----------                --------
All directors and executive
officers as a group (3)        1,102,500                   54.2%

* 100,000 of the shares described as being beneficially owned by Steven D. Moulton are held of record by Excel Properties LLC, which is a limited liability company controlled by Mr. Moulton.

Changes in Control.
-------------------

     There are no present arrangements or pledges of Draco's securities which may result in a change in control of Draco.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
         -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of Draco. These persons will serve until the next annual meeting of the stockholders (held in September of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                         Date of       Date of
                      Positions          Election or   Termination
Name                    Held             Designation   or Resignation
---------------      -----------         ------------  --------------
Lane Clissold        President/          8/99          *
                     Director

Diane Nelson         Vice President/     8/99          *
                     Director

Steven D. Moulton    Secretary/          8/99          *
                     Treasurer
                     Director

          *    These persons presently serve in the capacities indicated.

Business Experience.
-------------------

     Steven D. Moulton, Director and Secretary. Mr. Moulton is 39 years of age. He graduated from Olympus High School in Salt Lake City, Utah in 1980. From 1984 to 1990, he served as a director and executive officer of several publicly-held development stage companies including Safron, Inc. (director and Vice President); Sagitta Ventures (director and President); Jasmine Investments (director and President); Java, Inc. (Secretary/Treasurer and director); and Onyx Holdings Corporation (director and President). From 1991 to 1994, Mr. Moulton was a director and President of Omni International Corporation, which is currently known as "Beachport Entertainment Corporation." From 1987 until 1991 he was President and director of Icon Systems, Inc. and served as Secretary/Treasurer of the same company until his resignation on December 24, 1998. From 1995 to July 1996, he served as director and Vice President of Wasatch International Corporation, formerly Java, Inc. From February 1996 until November, 1999 he served as the President and director of InsiderStreet.com, formerly Sierra Holding Group, Inc. Since December, 1997, Mr. Moulton has been associated with Rocky Mountain Fudge Company, Inc. (director and Vice President), a public candy company. From December 1997 until June 2001, Mr. Moulton was the President and a director of Quazon Corp., a blank check company. In June 2001, Quazon Corp. acquired Scientific Energy, Inc., and Mr. Moulton resigned as an officer and director of Quazon Corp. at that time. From December, 1997 until approximately September 1999, Mr. Moulton served as a director and President of Bear Lake Recreation, Inc., a public snowmobile rental company. Also, from December 1997 to the present, Mr. Moulton has been a director and President of XEBec International, Inc., a shell company looking for a merger or acquisition.
With the exception of Sagitta Ventures, Omni International Corporation, Wasatch International, Icon Systems, Inc. and InsiderStreet.com, formerly, Sierra Holding Group, Inc, none of these companies was subject to the reporting requirements of the Securities and Exchange Commission. Mr. Moulton owned and operated a Chem-Dry carpet cleaning franchise from 1991 to 1995.
Mr. Moulton is the brother of Draco's Vice President/director, Diane Nelson.

     Diane Nelson, Director and Vice President. Ms. Nelson is 31 years of age. She graduated from Olympus High School in Salt Lake City, Utah in 1989. From 1998 to the present, she has worked for Utah Cleaning and Maid Service, and from 1997 to the present, she has also worked as a private day care provider, also in Salt Lake City. From 1996 to 1997, Ms. Nelson was the manager of Red's Frozen Yogurt in Salt Lake City, and from 1994 to 1996, she worked as a travel agent for Morris Travel, also in Salt Lake City. From 1992 to 1994, Ms. Nelson was a receptionist for Continental Airlines. From October

1995 to September 1996, Ms. Nelson was a Director and Vice President of Icon Systems, Inc., and from December, 1997 to the present, she has been a Director and Secretary/Treasurer of XEBec International, Inc., a shell company looking for a merger or acquisition. Ms. Nelson is the sister of Draco's President, Steven D. Moulton.

     Lane Clissold, Director and President. Mr Clissold is 50 years old. He graduated from Skyline High School in Salt Lake City, Utah in 1969. From 1969 until 1979, Mr. Clissold worked for The Utah Department of Transportation in the construction engineering and safety departments. During that period of time, Mr Clissold attended Utah State University, The University of Utah and Brigham Young University. Mr. Clissold graduated in 1976 with a degree in engineering. In 1977, Mr. Clissold bought Alpine Auto Renovations and is still President and co-owner. Mr. Clissold has been an officer and director of a few publicly held developmental stage companies including Sound Industries, (Director and President from January of 1995 until May of 1997); Rotunda Oil and Mining, (Director and President from November 1995 to November of 1998), and is currently a director and Secretary/Treasurer of Treasure Mountain Holdings, Inc.

Significant Employees.
----------------------

     Draco has no employees who are not executive officers, but who are expected to make a significant contribution to Draco's business other than Todd Wheeler who serves as an officer and director of Draco's subsidiary, Jump n' Jax. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to Draco's operations. Members of management are the only persons who may be deemed to be promoters of Draco.

Family Relationships.

     Ms. Nelson is Mr. Moulton's sister. There are no other family relationships between any directors or executive officers of Draco, either by blood or by marriage.

Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

        (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

        (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

        (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

        (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.     Executive Compensation.

Cash Compensation.
------------------
     The following table sets forth the aggregate compensation paid by Draco for services rendered during the periods indicated:

                    SUMMARY COMPENSATION TABLE

                      Annual               Long Term Compensation
                    Annual Compensation        Awards            Payouts
                    ------------------- ------------------------ ------
(a)         (b)       (c)     (d)   (e)    (f)           (g)    (h)   (i)

                                                         Secur-
                                                         ities         All
Name and    Year or                 Other   Rest-        Under-  LTIP  Other
Principal   Period    Salary  Bonus Annual  ricted       lying   Pay-  Comp-
Position    Ended       ($)   ($)   Compen- Stock        Options outs  ensat'n
----------  --------- ------- ----- ------- ------------ ------- ----- -------
Steven D.
Moulton      12/31/99    0     0     0      600,000(1)(2)    0       0    0
Secretary/   12/31/00    0     0     0            0          0       0    0
Treasurer    12/31/01    0     0     0            0          0       0    0
Director

Diane Nelson 12/31/99    0     0     0            0          0       0    0
V.President  12/31/00    0     0     0            0          0       0    0
Director     12/31/01    0     0     0            0          0       0    0

Lane
Clissold     12/31/99    0     0     0      500,000(2)       0       0    0
President    12/31/00    0     0     0            0          0       0    0
Director     12/31/01    0     0     0            0          0       0    0

(1) 100,000 of these shares were issued to Excel Properties, LLC for services rendered. Excel Properties, LLC is a limited liability company controlled by Mr. Moulton. These shares are"restricted" for purposes of Rule 144.

(2) 500,000 shares were issued to each of Steven D. Moulton and Lane Clissold for a combination of services rendered and $25,000 cash paid by each of Mr. Moulton and Mr. Clissold. These shares are "restricted" for purposes of Rule 144.

     Except as stated below, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to Draco's management during the fiscal years ended December 31, 2001 and 2000. Further, no member of Draco's management has been granted any option or stock appreciation rights. Accordingly, no tables relating to such items have been included within this Item.

     Except for the August 18, 1999 stock issuances to Steven D. Moulton, Excel Properties, LLC and Lane Clissold, there are no plans whereby Draco would issue any of its securities to management, promoters, their affiliates or associates in consideration of services rendered or otherwise.

Compensation of Directors.
--------------------------

     Draco has no arrangement for compensating its directors.

Employment Contracts and Termination of Employment and Change-in-Control
------------------------------------------------------------------------
Arrangements.
-------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from Draco, with respect to any director or executive officer of Draco which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with Draco or its subsidiaries, any change in control of Draco, or a change in the person's responsibilities following a change in control of Draco.

     There are no agreements or understandings for any director or executive officer to resign at the request of another person. None of Draco's directors or executive officers is acting on behalf of or will act at the direction of any other person.

Bonuses and Deferred Compensation.
---------------------------------

     None.

Compensation Pursuant to Plans.
-------------------------------

     None.

Pension Table.
-------------

     None; not applicable.

Other Compensation.
------------------

     None.

Item 7.  Certain Relationships and Related Transactions.
         ----------------------------------------------

Transactions with Management and Others.
---------------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or its subsidiary was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to Draco to own of record or beneficially more than five percent of Draco's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, two of the current directors and executive officers have acquired "unregistered" and "restricted" shares of Draco's common stock in consideration of a combination of services rendered and cash paid. Steven D. Moulton and Lane Clissold have each received an aggregate of 500,000 "unregistered" and "restricted" post-split shares in consideration of services rendered and $25,000 cash paid by each. Additionally, a company controlled by Mr. Moulton, Excel Properties, LLC, received 100,000 post-split shares of "unregistered" and "restricted" common stock in consideration of services rendered. See Item 6 of this report. Additionally, Steven D. Moulton and Lane Clissold have each loaned Draco funds to support its ongoing operations. As of March 31, 2002, the aggregate principal balances of the loans totaled $40,048, and the aggregate accrued interest on the loans totaled $3,843. The loans bear interest at 10% per annum, are unsecured and are due on demand.

Certain Business Relationships.
------------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to Draco to own of record or beneficially more than five percent of Draco's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
--------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to Draco to own of record or beneficially more than five percent of Draco's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, in May 2000, Steven D. Moulton,-Draco's Secretary and Treasurer, loaned $7,500 to Draco. Subsequently Mr. Moulton increased the amount of his loan to Draco, and Lane Clissold, Draco's President, also loaned funds to Draco. At March 31, 2002, the aggregate principal balance of the loans totaled $40,048 and the aggregate accrued interest totaled $3,843. The loans are unsecured, are due on demand, and bear interest at 10% per annum.

Parents of the Issuer.
----------------------

     Draco has no parents, except to the extent that Messrs. Moulton and Clissold may be deemed to be parents by virtue of their stock holdings. See
Item 4 "Security Ownership of Certain Beneficial Owners and Management" of this registration statement for a discussion of their stock ownership in Draco.

Transactions with Promoters.
---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which Draco or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" above in Item 7 of this report for a discussion of certain related party transactions.

Item 8.  Description of Securities.
         -------------------------

Common Stock.
------------

     Draco has authorized 500,000,000 shares of common stock, $0.001 par value per share, of which 2,034,750 shares of common stock are issued and outstanding as of April 29, 2002. All presently outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock do not and will not have any preemptive or other subscription rights to subscribe for or purchase any additional securities issued by Draco nor will they have any redemption or conversion rights. Holders of our common stock are entitled to one vote per share for each share of Draco common stock owned of record by them. Draco does not have cumulative voting rights.

     The holders of Draco common stock are entitled to receive dividends, when, as and if declared by the board of directors out of funds legally available for payment of dividends. Draco has no present intention to pay any dividends in the foreseeable future. It is highly unlikely that dividends will be paid by Draco in the foreseeable future on its common stock.

      The holders of Draco common stock are entitled to receive on liquidation of Draco, a pro rata distribution of the assets of Draco, subject to rights of creditors and holders of any preferred stock then outstanding. At this time there is no preferred stock authorized, issued or outstanding.

Shares Eligible for Future Sale.
--------------------------------

     Draco has 2,034,750 shares of common stock outstanding as of April 29, 2002. Even though stock certificates representing approximately 1,499,063 of these shares bear a restricted legend, and were issued more than one year ago, Draco estimates that all of its outstanding shares of common stock are available for resale under Rule 144. A total of 1,102,500 of the shares bearing a restricted legend are owned and/or controlled by Draco's executive officers and directors, and they would be restricted in the number of shares they could sell under Rule 144. In general, under Rule 144 a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding shares of that class of securities or the average weekly trading volume in such shares during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity or other limitation by a person who is not an affiliate of Draco and who has satisfied a two year holding period. Any sales of a substantial amount of Draco common stock in the open market, under Rule 144 or otherwise, could have a significant adverse effect on the market price of Draco's common.

No Change in Control Provision.
------------------------------

     There are no provisions in Draco's articles of incorporation or by-laws that would delay, defer or prevent a change in control of Draco.

______________________________________________________________________________

                             PART II
______________________________________________________________________________

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
         -------------------------------------------------------------------
         Other Shareholder Matters.
         --------------------------

Market Information.
-------------------

     There has not been any established "public market" for shares of common stock of Draco at any time during the last two fiscal years ended December 31, 2001, or since then. Draco has applied for quotations of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). This Form 10-SB registration statement has been filed primarily to qualify Draco's common stock to be traded on the OTC Bulletin Board. No assurance can be given that any market for Draco's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such public market; and all of these persons have satisfied the minimum one year "holding period" under Rule 144. Draco has 2,034,750 shares of common stock outstanding as of April 29, 2002. Even though stock certificates representing approximately 1,499,063 of these shares bear a restricted legend, Draco estimates that all of its outstanding shares of common stock are available for resale under Rule 144.

     Draco has not granted any outstanding options or warrants to purchase shares of Draco common stock as of April 29, 2002.

Holders.
-------

     The number of record holders of Draco's common stock as of April 29, 2002 is approximately 35.

Dividends.
----------

     Draco has not declared any cash dividends with respect to our common stock, and we do not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, Draco's ability to pay dividends on its securities, except for any applicable requirements under Section 78.288(2) of the Nevada Revised Statutes which provides as follows:

78.288.  Distributions to stockholders

       2.  No distribution may be made if, after giving it effect:

               (a) The corporation would not be able to pay its debts as they become due in the usual course of business; or

               (b) Except as otherwise specifically allowed by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Item 2.  Legal Proceedings.
         -----------------

     Draco is not a party to any pending legal proceeding. Our property is not subject to any pending legal proceeding. To the best of our knowledge, no federal, state or local governmental agency is presently contemplating any proceeding against Draco. No director, executive officer or affiliate of Draco or owner of record or beneficially of more than five percent of Draco's common stock is a party adverse to Draco or has a material interest adverse to Draco in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.
         ----------------------------------------------

     None; not applicable.

Item 4.  Recent Sales of Unregistered Securities.
         ---------------------------------------

     During the past three years, Draco (or its predecessor corporation) sold the following post-split shares of common stock without registering them under the Securities Act of 1933:

                     Date                Number of         Aggregate
     Name            Acquired            Shares            Consideration
     -----           --------            ---------         -------------

Steven D. Moulton     8/18/99            500,000(1)         $25,000 and
                                                            Services

Lane Clissold         8/18/99            500,000(1)         $25,000 and
                                                            Services

Excel Properties *    8/18/99            100,000            Services
L.L.C.

*These shares are controlled by Steven D. Moulton, Draco's Secretary and Treasurer.

     (1) These shares were valued at $0.05 per post-split share. Mr. Clissold and Mr. Moulton each paid $25,000 for the shares issued to them.

     The stock sales described above were made directly by Draco to two of Draco's officers and directors without an underwriter, and without any general advertising or public solicitation. No underwriting discounts or commissions were charged. In selling these securities, Draco relied on the exemption from federal securities registration provided by section 4(2) of the Securities Act of 1933 for transactions not involving any public offering, and the shares were appropriately restricted. The shareholders represented to Draco that they were acquiring the shares with investment intent and not with a view toward any further sale or distribution of the shares.

Item 5.  Indemnification of Directors and Officers.
         ------------------------------------------

     The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of Draco is or may be insured or indemnified against any liability which he may incur in that capacity, are as follows:

     A. Sections 78.037, 78.7502, 78.751, and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors, indemnification protection of officers, directors, employees and agents of a

Nevada corporation, and provide that Nevada corporations may purchase insurance to protect directors, officers, employees and agents. They provide as follows:

78.037. Articles of incorporation: Optional provisions.

     The articles of incorporation may also contain:

       1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

              (a) Acts or omissions which involve intentional misconduct, fraud or knowing violation of law; or

              (b) The payment of distributions in violations of NRS 78.300.

       2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds, or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

       1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

       2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

78.751. Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

       1. Any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                (a) By the stockholders;

                (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or procedure;

                (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

       2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights of advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

       3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

       1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

       2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

                (a) The creation of a trust fund.

                (b) The establishment of a program of self-insurance.

                (c) The securing of its obligation of indemnification by
            granting a security interest or other lien on any assets of the corporation.

                (d) The establishment of a letter of credit, guaranty or
            surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification order by a court.

       3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

       4.  In the absence of fraud:

                (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                (b) The insurance or other financial arrangement:

                    (1) Is not void or voidable; and

                    (2) Does not subject any director approving it to personal liability for his action,

            even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

       5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

    B. Article IX of Draco's articles of incorporation provides for indemnification of the directors and executive officers of Draco. It provides as follows:

                            ARTICLE IX

     Indemnification of Directors and Executive Officers. To the fullest extent allowed by law, the directors and executive officers of the Corporation shall be entitled to indemnification from the corporation for acts and omissions taking place in connection with their activities in such capacities.

     C. Article VIII of Draco's by-laws provides indemnification rights to its officers, directors or controlling persons to protect against liabilities that may arise against them in those capacities. It provides as follows:

                           ARTICLE VIII
                 INDEMNIFICATION, INSURANCE, AND
                  OFFICER AND DIRECTOR CONTRACTS

     Section 8.01 Indemnification; Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believe to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

     Section 8.02 Indemnification; Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections 8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made by the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 thereof. Such determination shall be made either (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

     Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

     Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit, or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to indemnified by the corporation as authorized by this Section.

     Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who ceases to be directors, officers, employee, or agents of the corporation, and shall inure to the benefit of the heirs, executors and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

     Section 8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the sums may hereafter be amended or modified.

     D. Draco has no directors and officers insurance or any other type of insurance that insures its officers, directors or controlling persons against liabilities that may arise against them in those capacities.

______________________________________________________________________________

                 PART F/S - Financial Statements
______________________________________________________________________________



                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)

                CONSOLIDATED FINANCIAL STATEMENTS

               March 31, 2002 and December 31, 2001

                              ASSETS

                                                    March 31,    December 31,
                                                      2002          2001
                                                 -------------- -------------
                                                  (Unaudited)
CURRENT ASSETS

  Cash                                           $       7,421  $     13,136
                                                 -------------- -------------

    Total Current Assets                                 7,421        13,136
                                                 -------------- -------------
EQUIPMENT

  Equipment (net)                                       14,622        15,673
                                                 -------------- -------------

    Total Equipment                                     14,622        15,673
                                                 -------------- -------------

    TOTAL ASSETS                                 $      22,043  $     28,809
                                                 ============== =============

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable                               $       1,094  $        649
  Note payable - related party                          40,048        40,048
  Accrued interest - related party                       3,843         2,843
                                                 -------------- -------------

    Total Liabilities                                   44,985        43,540
                                                 -------------- -------------

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, $0.001 par value; 500,000,000
   shares authorized; 2,034,750 shares
   issued and outstanding                                2,035         2,035
  Additional paid-in capital                           133,795       133,795
  Deficit accumulated during the development stage    (158,772)     (150,561)
                                                 -------------- -------------

    Total Stockholders' Equity (Deficit)               (22,942)      (14,731)
                                                 -------------- -------------
    TOTAL LIABILITIES AND STOCKHOLDERS'
    EQUITY (DEFICIT)                             $      22,043  $      28,809
                                                 ============== ==============



       The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
              Consolidated Statements of Operations
                           (Unaudited)


                                                                   From
                                                                Inception on
                                                                 December 17,
                                    For the Three Months Ended  1985 Through
                                              March 31,           March 31,
                                         2002          2001          2002
                                    ------------- ------------- -------------

REVENUES                            $      3,245  $      4,850  $     41,814
                                    ------------- ------------- -------------
EXPENSES

  General and administrative              10,456        10,995       198,207
                                    ------------- ------------- -------------

    Total Expenses                        10,456        10,995       198,207
                                    ------------- ------------- -------------

LOSS FROM OPERATIONS                      (7,211)       (6,145)     (156,393)
                                    ------------- ------------- -------------
OTHER INCOME (EXPENSES)

  Interest expense                        (1,000)            -        (3,843)
  Interest income                              -           166         1,464
                                    ------------- ------------- -------------

    Total Other Income (expense)          (1,000)          166        (2,379)
                                    ------------- ------------- -------------

NET LOSS                            $     (8,211) $     (5,979) $   (158,772)
                                    ============= ============= =============

BASIC LOSS PER SHARE                $      (0.00) $      (0.00)
                                    ============= =============
WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                 2,034,750     2,034,750
                                    ============= =============





       The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity
    From Inception on December 17,1985 through March 31, 2002

                                                                  Deficit
                                                                  Accumulated
                                                      Additional  During the
                                    Common Stock      Paid-in     Development
                                Shares      Amount    Capital     Stage
                            ------------ ------------ ----------- ------------
Balance at inception on
 December 17, 1985                    -  $         -  $        -  $         -

Common stock issued for
 cash at $0.02                  400,000          400       7,600            -

Common stock issued for
 cash at $0.20 per share        534,750          535     106,415            -

Stock offering costs                  -            -     (34,220)           -

Net loss from inception on
 December 17, 1985 through
 December 31, 1996                    -            -           -      (80,830)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1996      934,750          935      79,795      (80,830)

Contributed capital
  for expenses                        -            -         100            -

Net loss for the year
 ended December 31, 1997              -            -           -         (100)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1997      934,750          935      79,895      (80,930)

Net loss for the year
 ended December 31, 1998              -            -           -         (150)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1998      934,750          935      79,895      (81,080)

Common stock issued for
 cash at $0.05 per share      1,000,000        1,000      49,000            -

Common stock issued for
 services at $0.05
 per share                      100,000          100       4,900            -

Net loss for the year
 ended December 31, 1999              -            -           -      (12,406)
                            ------------ ------------ ----------- ------------

Balance, December 31, 1999    2,034,750        2,035     133,795      (93,486)

Net loss for the year
 ended December 31, 2000              -            -           -      (19,838)
                            ------------ ------------ ----------- ------------

Balance, December 31, 2000    2,034,750  $     2,035  $  133,795  $  (113,324)
                            ------------ ------------ ----------- ------------





       The accompanying notes are an integral part of these consolidated financial statements.

                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
   Consolidated Statements of Stockholders' Equity (Continued)
    From Inception on December 17, 1985 through March 31, 2002

                                                                  Deficit
                                                                  Accumulated
                                                      Additional  During the
                                    Common Stock      Paid-in     Development
                                Shares      Amount    Capital     Stage
                            ------------ ------------ ----------- ------------

Balance, December 31, 2000    2,034,750  $     2,035  $  133,795  $  (113,324)

Net loss for the year ended
 December 31, 2001                    -            -           -      (37,237)
                            ------------ ------------ ----------- ------------

Balance, December 31, 2001    2,034,750        2,035     133,795     (150,561)

Net loss for the three
 months ended March 31,
 2002 (unaudited)                     -            -            -      (8,211)
                            ------------ ------------ ----------- ------------

Balance, March 31, 2002
 (unaudited)                  2,034,750  $     2,035  $  133,795  $  (158,772)
                            ============ ============ =========== ============




      The accompanying notes are an integral part of these consolidated financial statements.


                      DRACO HOLDING CORPORATION
                    (A Development Stage Company)
                Consolidated Statements of Cash Flows
                             (Unaudited)

                                                                                 From
                                                                             Inception on
                                                                              December 17,
                                                 For the Three Months Ended  1985 Through
                                                           March 31,           March 31,
                                                      2002          2001         2002
                                                 ------------- ------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                        $     (8,211) $     (5,979) $   (158,772)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
   Contributed capital for expenses                         -             -           100
   Common stock issued for services                                       -         5,000
   Depreciation                                         1,051           786         6,407
 Changes in operating assets and liabilities:
   Increase (decrease) in accounts payable                445         2,403         1,094
   Increase (decrease) in accrued interest              1,000             -         3,843
                                                 ------------- ------------- -------------

     Net Cash Used by Operating Activities             (5,715)       (2,790)     (142,328)
                                                 ------------- ------------- -------------

CASH FLOWS FROM INVESTING ACTIVITIES

 Purchases of property and equipment                        -        (3,000)      (21,029)
                                                 ------------- ------------- -------------

     Net Cash Used by Investing Activities                  -        (3,000)      (21,029)
                                                 ------------- ------------- -------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Stock offering costs                                       -             -       (34,220)
 Increase note payable - related party                      -         3,000        40,048
 Issuance of common stock for cash                          -             -       164,950
                                                 ------------- ------------- -------------

     Net Cash Provided by Financing Activities              -         3,000       170,778
                                                 ------------- ------------- -------------

NET INCREASE (DECREASE) IN CASH                        (5,715)       (2,790)        7,421

CASH AT BEGINNING OF PERIOD                            13,136        14,710             -
                                                 ------------- ------------- -------------

CASH AT END OF PERIOD                            $      7,421  $     11,920  $      7,421
                                                 ============= ============= =============

Cash paid for:

 Interest                                        $          -  $          -  $          -
 Income taxes                                    $          -  $          -  $          -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

 Common stock issued for services                $          -  $          -  $      5,000





         The accompanying notes are an integral part of these consolidated financial statements.

                                  26


                    DRACO HOLDING CORPORATION
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
               March 31, 2002 and December 31, 2001

NOTE 1 - BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim condensed consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto included in its December 31, 2001 Annual Report on Form 10-KSB. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

NOTE 2 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through sales of common stock. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

____________________________________________________________________________

                             PART III
______________________________________________________________________________


Item 1.  Index to Exhibits.
         -----------------

Exhibits
--------

Exhibit
Number      Description
------      -----------

 3.1         Articles of Incorporation

 3.2         By-Laws

 3.3         Articles of Merger between Draco Holding
             Corporation and Draco Corp.

10.1         Promissory Note for $7,500 from Draco
             Holding Corporation to Steven D. Moulton

10.2         Promissory Note for $12,000 from Draco
             Holding Corporation to Lane Clissold

10.3         Promissory Note for $20,548 from Draco
             Holding Corporation to Steven D. Moulton

Item 2.  Description of Exhibits.
         -----------------------

Exhibit                                            Exhibit
Number      Description                            Location
------      ------------                           --------

 3.1         Articles of Incorporation          Incorporated by reference from
                                                Draco's Form 10-KSB for the
                                                year ended 12/31/00 filed on
                                                03/28/01

 3.2         By-Laws                            Incorporated by reference from
                                                Draco's Form 10-KSB for the
                                                year ended 12/31/00 filed on
                                                03/28/01

 3.3         Articles of Merger between Draco   Incorporated by reference from
             Holding Corporation and Draco      Draco's Form 10-KSB for the
             Corp.                              year ended 12/31/00 filed on
                                                03/28/01

10.1         Promissory Note for $7,500 from    Incorporated by reference from
             Draco Holding Corporation to       Draco's Form 10-KSB for the
             Steven D. Moulton                  year ended 12/31/00 filed on
                                                03/28/01

10.2         Promissory Note for $12,000 from   Incorporated by reference from
             Draco Holding Corporation to Lane  Draco's Form 10-KSB for the
             Clissold                           Year ended 12/31/01 filed on
                                                02/11/02

10.3         Promissory Note for $20,548 from   Incorporated by reference from
             Draco Holding Corporation to       Draco's Form 10-KSB for the
             Steven D. Moulton Year ended       12/31/01 filed on
                                                02/11/02

          * Summaries of all exhibits contained in this registration statement are qualified by reference to these Exhibits.

                            SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  DRACO HOLDING CORPORATION



Date: May 28, 2002                By: /s/ Lane S. Clissold
                                      --------------------------
                                       Lane S. Clissold
                                       President





                                31